Exhibit 10.1

INPUT CAPITAL CORP.

and

102109637 SASKATCHEWAN LTD.

and

BRIDGEWAY NATIONAL CORP.

ARRANGEMENT AGREEMENT

August 12, 2020

i

SCHEDULES

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Representations and Warranties of the Company
Schedule D	Representations and Warranties of the Purchaser

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 12, 2020,

AMONG:

INPUT CAPITAL CORP., a corporation existing under the laws of Saskatchewan

(the “Company” or “Input”),

AND:

102109637 SASKATCHEWAN LTD., a corporation existing under the laws of Saskatchewan

(the “Purchaser”),

AND:

BRIDGEWAY NATIONAL CORP., a corporation existing under the laws of Delaware

(“Bridgeway”),

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties (as defined hereinbelow) agree as follows:

Part 1
INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal, inquiry or request for discussions or negotiations (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) made after the date of this Agreement relating to: (i) any direct or indirect sale, disposition or joint venture (or any lease or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the revenue of the Company or of 20% or more of the voting, equity or other securities of the Company (or rights or interests therein); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company representing 20% or more of the consolidated assets or contributing 20% or more of the revenue of the Company; (iv) any other similar transaction or series of transactions involving the Company; or (v) any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Affected Securityholders” means the Shareholders.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under Section 186.1 of the BCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the BCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule, regulation or similar authorization of any Governmental Entity having jurisdiction over the Person, or its business, assets or securities, whether or not having the force of Law.

“BCA” means The Business Corporations Act (Saskatchewan).

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.7(3).

“Bump Transactions” has the meaning ascribed thereto in Section 4.10(b).

“Business Day” means any day of the year, other than a Saturday, Sunday, a public holiday or a day when banks in Regina, Saskatchewan or Toronto, Ontario are not generally open for business.

“Calculation Date” mean, the date which is two Business Days prior to the Effective Date, being the date on which the calculation of Cash on Hand as at the Effective Date is prepared and the Cash on Hand Certificate delivered and, for greater certainty,

(a) all information calculated on the Calculation Date will be based on information as at the close of business on, the date which is the Business Day immediately preceding the Calculation Date, and

(b) the amount of Cash on Hand stated in the Cash on Hand Certificate shall be the amount of Cash on Hand projected for the Effective Date based on the cash flow analysis prepared by the Company and delivered as part of the Cash on Hand Certificate.

“Cash on Hand” means the unrestricted cash of the Company in the form of immediately available funds less any cash in a bank account of the Company against which a cheque has been written and released as determined in a manner consistent with the Company’s past practice.

“Cash on Hand Certificate” means the certificate delivered by the Company under signature of the Company’s Chief Financial Officer (not in his personal capacity) setting out the calculation of the Cash on Hand.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 186.1(7) of the BCA in respect of the Articles of Arrangement.

“Change in Recommendation” occurs when, prior to the Required Securityholder Approval having been obtained, the Board of Directors fails to recommend or withdraws, amends, modifies or qualifies, or fails to reaffirm Board Recommendation within five Business Days (and in any case prior to the Meeting) by press release after (i) any Acquisition Proposal is made; or (ii) any reasonable request in writing by the Purchaser Group.

“Commitment Letters” means the Equity Commitment Letter and the Debt Commitment Letter.

“Common Shares” means the common shares in the capital of the Company.

“Company” or “Input” means Input Capital Corp.

“Company Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Company.

“Company Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Affected Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company’s Constating Documents” means the articles of continuance and by-laws of the Company and all amendments to such articles or by-laws.

“Company Employees” means the directors, officers, employees and independent contractors of the Company.

“Company Filings” means each report, press release, material change report, prospectus, management information circular, annual and interim report to shareholders, financial statements, and any other document required to be filed with the Securities Authorities by the Company since January 1, 2018.

“Company Intellectual Property Rights” has the meaning ascribed thereto in paragraph (aa)(ii) of Schedule C.

“Company IT Assets” has the meaning ascribed thereto in paragraph (aa)(v) of Schedule C.

“Company Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, including each health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive compensation, deferred compensation, change in control, retention, employment, employee loan, severance, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, superannuations, retirement or supplemental retirement plan, to which the Company is a party or bound or in which any Company Employees or former Company Employees participate or under which the Company has or will have, any liability or contingent liability or pursuant to which payments are made, or benefits are provided to, or any entitlement to payments or benefits may arise with respect to any Company Employees or former Company Employees (or any spouses, dependents, survivors or beneficiaries of any such persons) in Canada, the United States, or any other jurisdiction, excluding statutory benefit plans to which the Company is required to participate.

“Company Termination Fee” has the meaning ascribed thereto in Section 7.2(a)(i).

“Competition Act” means the Competition Act (Canada), as amended and the regulations promulgated thereunder.

“Confidentiality Agreement” means the confidentiality agreement entered into between the Company and Bridgeway dated July 27, 2020.

“Consideration” means $1.75 in cash per Common Share.

“Contract” means any agreement, commitment, engagement, contract, licence, lease, obligation, undertaking or joint venture (written or oral) to which the Company is a party or by which it is bound or affected or to which any of its or their respective properties or assets is subject.

“Court” means the Court of the Queen’s Bench, or other court as applicable.

“Debt Commitment Letter” means the commitment letter to provide the Debt Financing dated July 30, 2020.

“Debt Financing” means the debt financing contemplated under the Debt Commitment Letter, the proceeds of which are intended to be used by the Purchaser to satisfy the Consideration payable under the terms of the Plan of Arrangement.

“Debt Financing Documents” means the definitive documentation with respect to the Debt Financing on the respective terms and conditions contained in the Debt Commitment Letter.

“Definitive Financing Documents” means the Equity Financing Documents and the Debt Financing Documents.

“Depositary” means TSX Trust Company.

“Director” means the Director appointed pursuant to Section 279 of the BCA.

“Disclosure Letter” means the disclosure letter dated the date hereof which has been delivered by the Company to the Purchaser prior to the execution of this Agreement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU” means a deferred share unit issued under the DSU Plan.

“DSU Consideration” means $1.75 in cash per DSU.

“DSU Holder” means a holder of a DSU pursuant to the DSU Plan.

“DSU Plan” means the deferred share unit plan dated December 1, 2013.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Environmental Law” means any applicable Law regulating, relating to, or imposing liability or standards of conduct concerning pollution, natural resources, the protection of occupational health and safety and the environment.

“Equity Commitment Letter” means the commitment letter to provide the Equity Financing dated July 30, 2020.

“Equity Financing” means the equity financing contemplated under the Equity Commitment Letter, the proceeds of which are intended to be used by the Purchaser to satisfy the Consideration payable under the terms of the Plan of Arrangement.

“Equity Financing Documents” means the definitive documentation with respect to the Equity Financing on the respective terms and conditions contained in the Equity Commitment Letter.

“Exchange” means the TSX Venture Exchange.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as amended from time to time.

“Indemnified Persons” has the meaning specified in Section 8.5.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“In-the-Money Option” means an Option, whether vested or unvested, that has an exercise price payable in respect of the Common Share underlying such Option that is less than the Consideration.

“In–the-Money Option Consideration” means, in respect of each In-the-Money Option, a cash amount equal to the amount by which the Consideration exceeds the exercise price payable under such In-the-Money Option by the holder thereof to acquire the Common Share underlying such Option.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leased Real Property” has the meaning ascribed thereto in paragraph (y) of Schedule C.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Lock-Up Agreements” means the voting and support agreements made between Input and Bridgeway and the Locked-Up Shareholders.

“Locked-Up Shareholders” means the Persons who are party to the Lock-Up Agreements, as specified in the Disclosure Letter.

“Management” means each of Doug Emsley, Brad Farquhar and Gord Nystuen.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances:

(a) is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), licenses or permits of the Company, except any such direct or indirect, either alone or in combination, change, event, occurrence, effect, state of facts or circumstances resulting from:

(i) any change affecting the Company’s industry as a whole;

(ii) any change in Law or IFRS or in the interpretation or application of any Laws by any Governmental Entity;

(iii) the announcement of this Agreement or the transactions contemplated hereby;

(iv) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(v) changes, developments or conditions in or relating to general international, political, economic or financial or capital market conditions in any jurisdiction in which the Company operates or carries on business;

(vi) changes or developments in or relating to currency exchange or interest rates or rates of inflation;

(vii) any natural disaster or epidemic, pandemic or disease outbreak (including the COVID-19 virus) or public health emergencies as declared by any Governmental Entity or the World Health Organization;

(viii) any failure to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings, cash flow or other financial metrics of the Company, whether made by or attributed to the Company or any financial analyst or other person; or

(ix) any legal proceedings commenced by or involving any current or former securityholders of the Company arising out of or relating to this Agreement, provided, however, that with respect to clauses (i), (ii), (v), (vi) or (vii), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), or liabilities (contingent or otherwise) of the Company relative to other companies and entities of comparable size operating in the Company’s industry; or

(b) materially impairs or delays, or could reasonably be expected to materially impair or delay, the performance by the Company of its obligations under this Agreement or impair or delay the Company’s ability to consummate the Arrangement or any other transaction contemplated by this Agreement by the Outside Date.

“Meeting” means the special meeting of Affected Securityholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Money Laundering Laws” has the meaning ascribed thereto in paragraph (nn) of Schedule C.

“officer” has the meaning ascribed thereto in The Securities Act, 1998 (Saskatchewan).

“Optionholders” means the holders of Options granted pursuant to the Stock Option Plan.

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan.

“Ordinary Course” means, with respect to an action taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company including without limitation, actions taken in accordance with a budget approved by the Board.

“Outside Date” means October 31, 2020 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company, the Purchaser and Bridgeway and “Party” means any one of them.

“Permits” has the meaning ascribed thereto in paragraph (r) of Schedule C.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Proceedings” means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative.

“Purchaser” means ● Saskatchewan Ltd.

“Purchaser Group” means collectively, each of the Purchaser and Bridgeway.

“Purchaser Termination Fee” has the meaning ascribed thereto in Section 7.2(a)(ii).

“Representative” has the meaning ascribed thereto in Section 5.1(1).

“Required Securityholder Approval” has the meaning specified in Section 2.2(c).

“Returns” means all reports, forms, elections, declarations, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required by Law to be filed with or provided to a Taxing Authority or other person with respect to Taxes.

“Securities Authority” means the Financial and Consumer Affairs Authority of Saskatchewan and the applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means The Securities Act, 1998 (Saskatchewan) and any other applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Stock Option Plan” means the amended and restated share option plan of the Company.

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party made after the date of this Agreement: (i) to acquire not less than all of the outstanding Common Shares (other than Common Shares held by the Purchaser or its affiliates) or not less than 50% of the assets of the Company; (ii) that did not result from or involve a breach of this Agreement; (iii) that the Board has determined in good faith is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iv) that is not subject to any financing condition and, in respect of which the Board has determined in good faith (after completing a financial review and receipt of advice from its outside legal counsel) that there is a substantial likelihood that any required financing will be obtained (any such acquired financing having been demonstrated to the Board (acting in good faith) to be available); (v) that is not subject to any due diligence and/or access condition; and (vi) in respect of which the Board and any relevant committee thereof determines, in its good faith judgment, after completing a financial review and receiving the advice of its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, be reasonably expected to result in a transaction which is more favourable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) of this Agreement) and that failure to recommend such proposal to the Shareholders would be inconsistent with its fiduciary duties.

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada) and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Taxing Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes.

“Terminating Party” has the meaning specified in Section 4.7(3).

“Termination Fee” has the meaning specified in Section 7.2(a).

“Termination Notice” has the meaning specified in Section 4.7(3).

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and (ii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of Doug Emsley, Brad Farquhar and Gord Nystuen, as officers of the Company and not in their personal capacity, after reasonable inquiry.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made will be made in a manner consistent with IFRS.

(8)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it having the force of law, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Regina, Saskatchewan.

(11)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

(12)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Part 2
THE ARRANGEMENT

Section 2.1 Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement pursuant to which (among other things):

(a) Shareholders, other than the Purchaser, the Purchaser Group and their affiliates, will receive the Consideration for each Common Share held;

(b) Optionholders will receive for each In-the-Money Option held, a cash payment equal to the In-the-Money Option Consideration; and

(c) DSU holders will receive for each DSU held, a cash payment equal to the DSU Consideration.

Section 2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before August 31, 2020, the Company will apply in a manner reasonably acceptable to the Purchaser pursuant to Section 186.1(3) of the BCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b) that each Shareholder being entitled to one vote for each Common Share held by such Shareholder on the Arrangement Resolution;

(c) that the required level of approval (the “Required Securityholder Approval”) for the Arrangement Resolution shall be: (I) at least 66⅔% of the votes cast on the Arrangement Resolutions by the Shareholders, voting as a single class, present in Person or by proxy at the Meeting; (II) to the extent required, a simple majority of the votes cast on the Arrangement Resolution by Shareholders, voting as a single class, present in Person or by proxy at the Meeting (excluding for this purpose votes attached to Common Shares to be excluded by Section 8.1(2) of MI 61-101); and (III) as otherwise required by the Exchange;

(d) that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, will apply in respect of the Meeting;

(e) for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(f) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g) that the Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court;

(h) that the record date for the Affected Securityholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Securities Laws; and

(i) for such other matters as the Purchaser may reasonably require.

Section 2.3 The Meeting

(1)	Except as may otherwise be approved in writing by the Purchaser, the Company will:

(a) convene and conduct the Meeting in accordance with the Interim Order, the Company’s Constating Documents, as applicable, and Law on or before September 30, 2020, provided that the Purchaser and Bridgeway have complied with their obligations pursuant to Section 2.4(4), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 4.7(3) or Section 5.4(5);

(b) subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms engaged by the Company;

(c) provide the Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm, as may be reasonably requested from time to time by the Purchaser;

(d) consult with the Purchaser in fixing the date of the Meeting and the record date of the Meeting, give notice to the Purchaser of the Meeting and allow the Purchaser’s representatives and legal counsel to attend the Meeting;

(e) provide the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 5 Business Days prior to the date of the Meeting with the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(f) promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Shareholders. The Company will not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of the Purchaser;

(g) not change the record date for the Affected Securityholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law;
(h) at the request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including Optionholders), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution;

Section 2.4 The Company Circular

(1)	The Company will promptly prepare and complete, in consultation with the Purchaser and Bridgeway, the Company Circular together with any other documents required by Law in connection with the Meeting, the Arrangement Resolution, and the Company will, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to Affected Securityholders and other Persons as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3.

(2)	The Company will ensure that the Company Circular complies in material respects with Law, does not contain any Misrepresentation (other than with respect to information provided by the Purchaser) and provides the Affected Securityholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a statement that the Board has unanimously, after completing a financial review and receiving legal advice, determined that the Arrangement Resolution is in the best interests of the Company and the Affected Securityholders, and that the Consideration to be received by the Affected Securityholders (excluding the Purchaser and its affiliates) is fair to such Affected Securityholders and recommends that the Affected Securityholders vote in favour of the Arrangement Resolution (the “Board Recommendation”) and (iii) a statement that each director and senior officer of the Company intends to vote all of such individual’s Common Shares and Options in favour of the Arrangement Resolution.

(3)	The Company will give the Purchaser, Bridgeway and their legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and will give reasonable consideration to any comments made by the Purchaser, Bridgeway and their legal counsel, and agrees that all information relating solely to the Purchaser, or Bridgeway included in the Company Circular must be in a form and content satisfactory to the Purchaser, or Bridgeway, as applicable, acting reasonably.

(4)	The Purchaser and Bridgeway will provide all necessary information concerning the Purchaser, and Bridgeway and their affiliates that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and will ensure that such information does not contain any Misrepresentation.

(5)	Each Party will promptly notify the other if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties will co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Affected Securityholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Company will take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 186.1(4)(e) of the BCA, as soon as reasonably practicable, but in any event not later than five Business Days after the Arrangement Resolution is passed at the Meeting.

Section 2.6 Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, or otherwise in connection with this Agreement or the transactions contemplated by this Agreement, the Company will:

(1)	diligently pursue obtaining the Interim Order and the Final Order;

(2)	provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to such comments;

(3)	provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed provided the Purchaser is not required to agree or consent to any increase in the consideration payable pursuant to this Agreement or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent with this Agreement and the Company’s obligations in Section 2.6(1) and provided further that the Company and its legal counsel are advised of the nature of any such submissions prior to the hearing.

Section 2.7 Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement will include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time as agreed by the Parties, acting reasonably, provided that no such amendment is inconsistent with the Interim Order, the Final Order or this Agreement or is prejudicial to the Affected Securityholders.

(2)	Provided that the Purchaser is in compliance with its obligations under this Agreement, the Company will file the Articles of Arrangement with the Director no later than the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Part 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(3)	The closing of the Arrangement will take place at the offices of McKercher LLP in Regina, Saskatchewan, or at such other location as may be agreed upon by the Parties.

Section 2.8 Payment of Consideration

The Purchaser will in accordance with the Plan of Arrangement provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the aggregate consideration payable to Shareholders and Optionholders as provided in the Plan of Arrangement.

Section 2.9 Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Affected Securityholders under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe after considering the advice of counsel to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement or this Agreement, provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law, be treated for all purposes as having been paid to the Affected Securityholders in respect of which such deduction, withholding and remittance was made.

Section 2.10 Treatment of Company Equity Compensation Awards.

The Company shall take all action necessary or desirable to effect the exchange, surrender, settlement or cancellation of the DSUs, in each case, as contemplated under the terms of the Plan of Arrangement.

Part 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as disclosed in the Disclosure Letter, the Company represents and warrants to the Purchaser and Bridgeway as set forth in Schedule C and acknowledges and agrees that the Purchaser and Bridgeway are relying upon such representations and warranties in connection with the entering into of this Agreement. It being expressly understood and agreed that the disclosure of any fact or item in any section of the Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are contained in the corresponding section of this Agreement and/or (ii) any other representations and warranties of such Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed

(2)	The representations and warranties of the Company contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated at the Effective Time.

Section 3.2 Representations and Warranties of the Purchaser

(1)	The Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated at the Effective Time.

Section 3.3 Investigation

Any investigation by a Party hereto or its advisors shall not mitigate, diminish or affect the representations and warranties of the other Parties to this Agreement.

Part 4

COVENANTS

Section 4.1 Conduct of Business of the Company

(1)	The Company covenants and agrees that, subject to applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser, or as required or permitted by this Agreement, the Company will conduct its business in the Ordinary Course.

(2)	Without limiting the generality of Section 4.1(1), subject to applicable Law, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser, or as required or permitted by this Agreement, the Company will use its reasonable commercial efforts to preserve intact the current business organization of the Company, keep available the services of the present senior officers of the Company, and maintain good relations with, and the goodwill of, Persons having business relationships with the Company and, except with the prior written consent of the Purchaser, the Company will not directly or indirectly:

(a) amend its articles of incorporation, articles of continuance, articles of amalgamation or by-laws or its similar organizational documents;

(b) split, combine or reclassify any shares or amend any term of any outstanding debt security of the Company;

(c) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company;

(d) issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Options;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses other than in the Ordinary Course;

(f) reduce the stated capital of the shares of the Company;

(g) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company;

(h) sell, pledge, lease, dispose of, abandon, let lapse, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company other than in the Ordinary Course;

(i) make any capital expenditure or commitment to do so other than in the Ordinary Course or which individually or in the aggregate exceed $500,000 except in accordance with the approved annual budget of the Company;

(j) make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any material amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(k) knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or subsidiaries and other non-depreciable capital property owned by the Company or any of its subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its subsidiaries (or any of their respective successors);

(l) make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, individually or in the aggregate in excess of $500,000;

(m) prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof other than in connection with advances in the Ordinary Course under the Company’s existing credit facilities;

(n) enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the Ordinary Course;

(o) make any change in the Company’s methods of accounting, except as required by concurrent changes in IFRS;

(p) except as required by Law: (i) adopt, enter into or amend any Company Plan; (ii) pay any benefit to any director or officer of the Company or to any Company Employee that is not required under the terms of any Company Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or to any Company Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(q) cancel, waive, release, assign, settle or compromise any material claims or rights other than in the Ordinary Course;

(r) commence any litigation, proceedings or governmental investigations involving sums in excess of $500,000, or waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations involving sums in excess of $500,000, other than in the Ordinary Course;

(s) except as contemplated in Section 4.8, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(t) in respect of any Company Assets, waive, release, abandon, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material license, right to use, lease, contract, intellectual property, or other material document;

(u) abandon or fail to diligently pursue any application for any material licenses, leases, permits, authorizations or registrations or take any action, or fail to take any action, that could lead to the termination of any material licenses, leases, permits authorizations or registrations;

(v) enter into or amend any Contract with any broker, finder or investment banker; or

(w) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing, except as permitted in the Ordinary Course.

(3)	If, on or after the date of this Agreement, the Company declares or pays any dividend or other distribution on the Common Shares prior to the Effective Time, the Consideration per Common Share will be reduced by the amount of such dividends or distributions.

Section 4.2 Covenants of the Company Relating to the Arrangement

(1)	The Company will perform all obligations required to be performed by the Company under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company will:

(a) use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it;

(b) use all commercially reasonable efforts to effect all necessary, or in the reasonable opinion of the Purchaser advisable, registrations, filings and submissions of information required by Governmental Entities from the Company, in connection with the Arrangement and keep the Purchaser reasonably informed as to the status of all proceedings relating to obtaining all necessary approvals of such Governmental Entities, including providing copies of all applications and notifications;

(c) use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(d) not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Company will, to the extent not precluded by applicable Law, promptly notify the Purchaser in writing when it becomes aware of:

(a) any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect;

(b) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with this Agreement or the Arrangement;

(c) any notice or other communication from any Governmental Entity in connection with the Arrangement or this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(d) any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or the Company Assets.

Section 4.3 Covenants of the Purchaser Group Relating to the Arrangement

(1)	The Purchaser Group will perform all obligations required or desirable to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser Group will:

(a) use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement (including assisting the Company to diligently pursue obtaining the Interim Order and the Final Order) and take all steps set forth in the Interim Order and Final Order applicable to it;

(b) use all commercially reasonable efforts to assist the Company in obtaining the consents, waivers, permits, exemptions, orders, agreements, amendments or confirmations referred to in Section 4.2(1)(b);

(c) use all commercially reasonable efforts to effect all necessary, or in the opinion of the Purchaser Group advisable, registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(d) use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(e) not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser and the Company agree that the Company will make and properly file the election described in subsection 110(1.1) of the Tax Act with respect to the cash payment to be made by the Company to the applicable Optionholders as described in the Plan of Arrangement.

Section 4.4 Performance of Purchaser

Bridgeway will cause the Purchaser to perform all of its obligations under this Agreement and hereby guarantees, covenants and agrees to be severally and not jointly liable with the Purchaser and each other for the due and punctual performance of the obligations of the Purchaser arising under this Agreement and the Plan of Arrangement.

Section 4.5 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 4.6 Public Communications

The Parties will co-operate in the preparation of presentations, if any, to the Affected Securityholders regarding the Arrangement. No Party will issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement or make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent will not be unreasonably withheld, conditioned or delayed); provided that if a Party, in the opinion of its outside legal counsel, is required to make disclosure by Law will use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). In making such disclosure the Party will give reasonable consideration to any comments made by the other Parties or its counsel, and if such prior notice is not possible, will give such notice immediately following the making of such disclosure or filing.

Section 4.7 Notice and Cure Provisions

(1)	Each Party will promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser and the Purchaser Group may not elect to exercise their right to terminate this Agreement pursuant to Section 7.1(a)(iii)(B) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.1(a)(iv)(A), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, the Company will postpone or adjourn the Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.8 Insurance and Indemnification

(1)	Prior to the Effective Date, the Company will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date (provided that the Purchaser, Bridgeway or the Company may substitute therefor a substantially equivalent policy, subject to terms in the aggregate no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the Effective Date); provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies will not exceed 200% of the Company’s current annual aggregate premium for policies currently maintained by the Company.

(2)	The Purchaser will honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company, and acknowledges that such rights will survive the completion of the Plan of Arrangement and will continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

Section 4.9 Exchange Matters

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the Exchange with effect promptly following the acquisition by the Purchaser of the Common Shares pursuant to the Arrangement.

Section 4.10 Pre-Closing and Closing Matters

(a)       The Company shall use commercially reasonable efforts to provide on a timely basis all such reasonable assistance and cooperation in connection with the financing being undertaken by the Purchaser in connection with the Arrangement as may be reasonably requested by Purchaser, including (i) making senior management, officers and advisors of Company reasonably available for customary lender meetings with prospective sources of financing in performing their due diligence, (ii) subject to the Confidentiality Agreement, providing due diligence materials to potential financing sources, (iii) furnishing all financial statements and financial and other information and pro forma financial information and projections that are reasonably required in connection with the financing, (iv) providing such corporate resolutions, certificates and solvency and other documents as may be reasonably requested by Purchaser in connection therewith, (vii) entering into definitive transaction documents for the financing (including credit agreements, notes, guarantees, pledge and security agreements and account control agreements) to consummate the borrowings thereunder, so long as they only become effective immediately prior to the Effective Time, (viii) facilitating the pledge of and granting and perfection of Liens on applicable collateral (including the release, identification, grant or perfection of any Liens on the assets of Company), if any, to provide security in connection with the financing at and after the Effective Time and (ix) obtaining opinions of counsel to Company; provided, that neither the Company nor its directors, officers or employees, shall be required to pay any commitment or other similar fee or incur any other liability or expense (other than expenses to be reimbursed by Purchaser) in connection with the financing prior to the Effective Time.

(b)       Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

Section 4.11 Access to Information

(a)       Upon reasonable notice which shall not be unreasonably withheld or delayed, the Company shall continue to afford the Purchaser Group and its Representatives access during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, Contracts and records as well as to its management personnel, and, during such period, the Company shall furnish promptly to the Purchaser Group all information concerning the Company’s business, properties and personnel as the Purchaser Group may reasonably request.

(b) The Purchaser Group acknowledges that the information provided to it under Section 4.12(a) will be subject to the Confidentiality Agreement.

Section 4.12 Purchaser Group Financings

(1)	The Purchaser Group shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Equity Financing and Debt Financing on the terms and conditions contained in the Commitment Letters, including using its commercially reasonable efforts to:

(a) maintain in effect the Commitment Letters in accordance with their terms (except for such amendments, supplements, modifications, replacements or waivers agreed to in writing by the Company, acting reasonably);

(b) negotiate and enter into the Definitive Financing Documents;

(c) satisfy or obtain the waiver of all conditions to funding in the Commitment Letters (or Definitive Financing Documents entered into with respect to the Commitment Letters) as applicable to the Purchaser Group to enable the consummation of the Equity Financing and Debt Financing at or prior to the Effective Time; and

(d) enforce its rights under the Commitment Letters in the event of a breach by any party to the Commitment Letters that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (it being agreed that any delay to a date that would be later than the Outside Date would be a material delay).

(2)	The Purchaser Group shall deliver to the Company true, correct and complete copies of the Commitment Letters and any amendment, modification, waiver or release relating to the Commitment Letters.

(3)	Upon reasonable request by the Company, the Purchaser Group will provide the Company with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Equity Financing or Debt Financing. Without limiting the generality of the foregoing, the Purchaser Group shall give the Company notice as soon as reasonably practicable:

(a) of any actual breach or default by any party to the Commitment Letters or the Definitive Financing Documents of which the Purchaser Group becomes aware;

(b) of the receipt of any written notice or other communication with respect to any actual breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Financing Documents;

(c) if the Purchaser Group determines in good faith that it will not be able to satisfy any of the conditions to funding under the Commitment Letters, or is otherwise not able to obtain all or a portion of the Equity Financing or the Debt Financing on the terms, or from the sources, contemplated by the Commitment Letters or Definitive Financing Documents, as applicable, prior to the Outside Date; and

(d) if any Commitment Letter or Definitive Financing Document expires or is terminated for any reason.

As soon as reasonably practicable after the date the Company delivers to the Purchaser Group a written request, the Purchaser Group shall provide any information reasonably requested by the Company and reasonably accessible by Bridgeway relating to the circumstances referred to in clauses (a), (b), (c) or (d).

(4)	If any portion of the Equity Financing or the Debt Financing that is required to fund the Purchaser Group’s obligations of the Purchaser under the terms of this Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letters, the Purchaser Group shall use its commercially reasonable efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources which alternative financing shall:

(a)       provide for an aggregate commitment amount that is sufficient to consummate the transactions contemplated by this Agreement;

(b)       be on terms, conditions and costs that are not materially less favourable in the aggregate (or in any respect) to the Purchaser Group; and

(c)       be subject to such terms and conditions as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated under this Agreement.

The Purchaser Group shall deliver to the Company true, correct and complete copies of such alternative commitments when available.

(5)	The Purchaser Group acknowledges and agrees that the Purchaser Group obtaining financing is not a condition to any of its obligations under this Agreement, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser Group. For the avoidance of doubt, if any financing is not obtained, the Purchaser Group will continue to be obligated to consummate the transactions contemplated by this Agreement subject to the applicable conditions set forth in Part 6.

Part 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Part 5, the Company will not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company (collectively “Representatives”), or otherwise, and will not permit any such Person to:

(a) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal it being acknowledged and agreed that the Company may communicate with any Person for the purposes of clarifying the terms of any proposal, advising such Person of the restrictions of this Agreement or advising such Person that their proposal does not constitute a Superior Proposal and is not reasonably expected to constitute, lead to or result in a Superior Proposal;

(c) withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;

(d) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly disclosed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting)); or

(e) accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(2)	The Company shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company shall:

(a) immediately discontinue access to any data room and any confidential information, properties, facilities, books and records of the Company that is provided to any party outside of the Ordinary Course; and

(b) within two Business Days, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company is a Party, and further covenants and agrees (i) that the Company will take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company is a party, and (ii) that neither the Company nor any of its Representatives have or will, without the prior written consent of the Purchaser, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company is a party.

Section 5.2 Notification of Acquisition Proposals

(1)	If the Company or any of their respective Representatives, receives or otherwise becomes aware of any written or oral inquiry, proposal or offer that constitutes or could reasonably be expected to lead to or result in an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company, the Company will immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide the Purchaser, with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company will keep the Purchaser and Bridgeway informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, or any inquiry, proposal, offer or request which could reasonably be expected to lead to or result in an Acquisition Proposal, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and will provide to the Purchaser, Bridgeway and their counsel copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the approval by the Affected Securityholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company, if and only if:

(a) the Board first determines in good faith, after completing a financial review and consultation with its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the fiduciary duties of such directors under applicable Law;

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(c) the Company has been, and continues to be, in compliance with its obligations under this Part 5;

(d) prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person and any such copies, access or disclosure provided to such Person will have already (or simultaneously be) provided to the Purchaser; and

(e) the Company shall: (i) promptly (and in any event within 24 hours following receipt) notify the Purchaser (at first orally and thereafter in writing) in the event it receives after the date hereof an Acquisition Proposal or a potential Acquisition Proposal (including any request for non-public information relating to the Company for access to the properties, books or records of the Company in connection with an Acquisition Proposal or a potential Acquisition Proposal); (ii) shall provide a copy thereof and all written communications relating to the terms and conditions of the Acquisition Proposal to the Purchaser together with the identity of the person making the Acquisition Proposal and the terms and conditions thereof and such other details of the proposal, offer, inquiry or request as the Purchaser may request; (iii) shall regularly and promptly inform the Purchaser in writing as to the status of developments and negotiations with respect to such Acquisition Proposal or potential Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal or potential Acquisition Proposal; and (iv) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d).

Section 5.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that would reasonably be expected to constitute a Superior Proposal prior to the approval of the Arrangement Resolution by the Affected Securityholders the Board (or any committee thereof) may, subject to compliance with Part 7, enter into a definitive agreement with respect to such Superior Proposal or withdraw or modify the Board Recommendation, if and only if:

(a) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b) the Company has been, and continues to be, in compliance with its obligations under this Part 5;

(c) the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement or withdraw or modify the Board Recommendation with respect to such Superior Proposal (the “Superior Proposal Notice”);

(d) the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(e) at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);

(f) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(g) if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2), the Board (i) has determined in good faith, after completing a financial review and consultation with its outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal (compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that it is necessary for the Board enter into a definitive agreement with respect to such Superior Proposal or withdraw or modify the Board Recommendation in order to properly discharge its fiduciary duties; and

(h) prior to entering into such definitive agreement, the Company terminates the Agreement pursuant to Section 7.1(a)(iv)(B) upon payment to the Purchaser of the Company Termination Fee payable by the Company pursuant to Section 7.2(a)(i).

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board will review any offer made by the Purchaser and Bridgeway under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith after completing a financial review and consultation with outside legal, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company will negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company will promptly so advise the Purchaser and the Parties will amend this Agreement to reflect such offer made by the Purchaser, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Affected Securityholders or other material terms or conditions thereof will constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser will be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Company.

(4)	The Board will promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company will provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than five Business Days before the Meeting, the Company will either proceed with or will postpone the Meeting to a date that is not more than five Business Days after the scheduled date of the Meeting, as directed by the Purchaser and Bridgeway.

(6)	The Company will advise its Representatives of the prohibitions set out in this Part 5 and any violation of the restrictions set forth in this Part 5 by the Company or its Representatives is deemed to be a breach of this Part 5 by the Company.

Part 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Affected Securityholders at the Meeting in accordance with the Interim Order and applicable Laws.

(2)	Interim and Final Order. Each of the Interim Order and the Final Order have been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No Law will have been enacted, made or issued that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(4)	No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) known to the Purchaser or the Company to be pending or threatened in any jurisdiction to:

(a) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b) prohibit, restrict or impose terms or conditions on the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, its affiliates and related entities, the Company or any of the Company’s related entities, or compel the Purchaser to dispose of or hold separate any of the business or assets of the Purchasers, its affiliates and related entities, the Company or any of the Company’s related entities as a result of the Arrangement; or

(c) prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect.

(5)	Regulatory Approvals. All Authorizations will have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

(6)	Governmental Entity Action. No Governmental Entity will have enacted, issued, promulgated, enforced, made, entered, issued or applied any Law (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or otherwise prohibits consummation of the Arrangement or the other transactions contemplated herein or creates a Material Adverse Effect.

(7)	Exchange Matters. The necessary conditional approvals of the Exchange for the completion of the Arrangement and the de-listing of the Common Shares.

(8)	Articles of Arrangement. The Articles of Arrangement to be filed with the Director under the BCA in accordance with the Arrangement will be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser

Each of the Purchaser and the Purchaser Group is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of and may only be waived, in whole or in part, by the Purchaser Group, in their sole discretion which, if not satisfied or waived, will relieve the Purchaser and Bridgeway of any obligation under this Agreement:

(1)	Representations and Warranties. The representations and warranties of Input in Schedule C (which for the purposes of this section 6.2 will be read as though none of them contained any Material Adverse Effect qualification or other materiality qualification) will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect.

(2)	Performance of Covenants. The Company has fulfilled or complied in all respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time.

(3)	Approvals. All material third party consents, waivers, permits, orders and approvals that are necessary, to consummate the transactions contemplated by this Agreement as set forth on Section 6.2 of the Disclosure Schedule, will have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably.

(4)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 10.0% of the issued and outstanding Common Shares.

(5)	Officer’s Certificate. The Purchaser Group and the Purchaser will have received a certificate of Input signed by a senior officer of Input and dated the Effective Date (and without personal liability) certifying that the conditions set out in this Section 6.2 have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

(6)	Material Adverse Effect. The Purchaser and Bridgeway shall have determined in its reasonable business judgment that there will not exist or have occurred any change which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect, excluding any Material Adverse Effect that arose as a result of any action or inaction of the Purchaser Group or the Purchaser (and, for greater certainty, the public announcement of the Arrangement or the entering into of this Agreement by the Purchaser Group and the Purchaser will not be considered as such action for the purposes of this clause).

(7)	No Change in Recommendation. A Change in Recommendation will not have occurred.

(8)	Management Arrangements. Management will have entered into employment and arrangements with the Purchaser or Input that are suitable to the Purchaser Group, acting reasonably.

(9)	Lock-up Agreements in Force. The Lock-up Agreements remain in full force and effect and the parties thereto (other than the Purchaser Group) shall not be in default of any covenant contained therein.

(10)	Board Resolutions. The Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Company, to permit the consummation of the Arrangement.

(11)	No Actions. The Purchaser shall have determined in its reasonable business judgment that (i) no act, action, suit or proceeding shall have been threatened to be taken or taken before or by any domestic or foreign Governmental Entity or by any elected or appointed public official or private Person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere and (ii) no law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied, in the case of (i) or (ii) above to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement (which limitations or conditions would constitute a Material Adverse Change) or the right of the Purchaser to own or exercise full rights of ownership of all of the outstanding Common Shares.

(12)	Cash on Hand. The Company shall have delivered to the Purchaser the Cash on Hand Certificate on the Calculation Date which demonstrates that the Company will have no less than $20,000,000 in Cash on Hand as at the Effective Date.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion which, if not satisfied or waived will relieve the Company of any obligation under this Agreement:

(1)	Representations and Warranties. The representations and warranties of the Purchaser which are qualified by references to materiality and the representations and warranties set forth in Section (1), Section (2) and Section (7) of Schedule D were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which will be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. The Purchaser and Bridgeway will have fulfilled or complied in all material respects with each of the covenants of the Purchaser and Bridgeway contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, except where the failure to comply with its covenants, individually or in the aggregate, would not materially impede completion of the Arrangement, and the Purchaser and Bridgeway have delivered a certificate confirming same to the Company, executed by two senior officers of each of the Purchaser and Bridgeway (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	Consideration. The Purchaser will have deposited or caused to be deposited with the Depository sufficient funds to effect payment in full of the Consideration and the In-the-Money Option Consideration.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Section 6.5 Delivered Calculations

In connection with the satisfaction of the condition contained in Section 6.2(12), the Company will deliver to the Purchaser on the Calculation Date draft calculations of Cash on Hand and projected cash calculations in the form as previously agreed with the Purchaser including the amount of working capital in the Company, and following good faith discussions and consultations with the Purchaser regarding the accuracy of those calculations, the Company will deliver final versions of those calculations.

Part 7

TERM AND TERMINATION

Section 7.1 Termination

(a) This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Shareholders or by the Court):

(i) by mutual written agreement of Input and the Purchaser Group (which, for the purposes of this Part 7, will include the Purchaser);

(ii) by either Input or the Purchaser Group, if:

(A) the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.1(a)(ii)(A) will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B) after the date hereof, there will be enacted or made any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Input or the Purchaser Group from consummating the Arrangement and such Law or enjoinment will have become final and non-appealable; provided that, a Party may not terminate this Agreement pursuant to this Section 7.1(a)(ii)(B) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement and provided further that the Party seeking to terminate this Agreement pursuant to this Section 7.1(a)(ii)(B) has used its commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(C) the Required Securityholder Approval will not have been obtained at the Meeting in accordance with the Interim Order; or

(iii) by the Purchaser Group, if:

(A) the Board will have made a Change in Recommendation;

(B) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Input set forth in this Agreement will have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by the Purchaser Group or if such conditions are otherwise not satisfied; or

(iv) by Input, if:

(A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser Group set forth in this Agreement will have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Input or if such conditions are otherwise not satisfied; or

(B) Input, subject to complying with the terms of Section 5.1, (i) shall have approved or recommended an Acquisition Proposal; or (ii) will have entered into a legally binding agreement with respect to a Superior Proposal provided that the Company pays to Purchaser the Company Termination Fee in accordance with Section 7.2 simultaneously with such termination (any purported termination pursuant to this Section 7.1(a)(iv)(B) being void and of no force or effect unless the Company shall have made such payment).

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)(i)) will give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c) If this Agreement is terminated pursuant to this Section 7.1, this Agreement will become void and be of no further force or effect without liability of any Party (or any representative of such Party) to any other Party hereto, except that the provisions of this Section 7.1(c), Section 7.2, Section 8.11, Section 8.14 and all related defined terms set forth in Section 1.1 will survive any termination hereof pursuant to this Section 7.1.

Section 7.2 Agreement to Termination Fees

(a) Notwithstanding any other provision relating to the payment of fees or expenses,

(i) the Company shall pay, or cause to be paid, to Bridgeway by wire transfer of immediately available funds an amount equal to 3% of the aggregate Consideration (the “Company Termination Fee”), if any of the following events occurs:

(A) if the Purchaser Group shall have terminated this Agreement pursuant to Section 7.1(a)(iii)(A), in which case payment shall be made within two Business Days of such termination; or

(B) if (i) all conditions set forth in Section 6.1 or Section 6.3 have been satisfied or waived (excluding the conditions that cannot be satisfied because of a failure of the Company to perform any covenant or agreement required hereunder or that, by their terms, cannot be satisfied until the Effective Date, in which case, there is no state of facts or circumstances then existing that would cause such conditions not to be satisfied), and (ii) the Purchaser Group shall have terminated this Agreement pursuant to Section 7.1(a)(iii)(B), in which case payment shall be made within two Business Days of such termination; or

(C) if the Company shall have terminated this Agreement pursuant to Section 7.1(a)(iv)(B), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination; and

(ii) Bridgeway shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds an amount equal to 3% of the aggregate Consideration (the “Purchaser Termination Fee”), if (A) all conditions set forth in Section 6.1 or Section 6.2 have been satisfied or waived (excluding the conditions that cannot be satisfied because of a failure of the Purchaser Group to perform any covenant or agreement required hereunder or that, by their terms, cannot be satisfied until the Effective Date, in which case, there is no state of facts or circumstances then existing that would cause such conditions not to be satisfied), and (B) the Company shall have terminated this Agreement pursuant to Section 7.1(a)(iv)(A), in which case payment shall be made within two Business Days of such termination.

(b) Each of the Parties acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party agrees that, upon any termination of this Agreement under circumstances where the Purchaser Group is entitled to the Company Termination Fee, the Purchaser Group accepts the Company Termination Fee accepts as the sole and exclusive and will be precluded from any other remedy against the Company at Law or in equity or otherwise (including, without limitation, an order for specific performance), and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its respective directors, officers, employees, partners, managers, members, shareholders or affiliates or its Representatives in connection with this Agreement or the transactions contemplated by this Agreement.

(c) The Company Termination Fee or the Purchaser Termination Fee, as applicable will be paid to Bridgeway or the Company, as applicable without any deduction or offset with respect to any tax deduction, tax withholding or similar payment (a “Tax Withholding”). If the Company or Bridegway, as applicable, is required by applicable Laws to make a Tax Withholding in respect of the Company Termination Fee or the Purchaser Termination Fee, as applicable, then the Company or Bridgeway, as applicable, will pay Bridgeway or the Company, as applicable, the Company Termination Fee or the Purchaser Termination Fee, as applicable, in full and shall also pay the Tax Withholding (including any additional Tax Withholding required with respect to the Company’s or Bridgeway’s, as applicable, additional payments under this subsection) directly to the proper Taxing Authority.

Part 8
GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Affected Securityholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) modify any mutual conditions contained in this Agreement, provided however that no such amendment may reduce the Consideration or In-the-Money Option Consideration to be received by the Affected Securityholders without their approval at the Meeting or following the Meeting, without their approval given in the manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

Section 8.2 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(a) to the Purchaser Group at:

Bridgeway National Corp.

1015 15th Street NW, Suite 1030

Washington DC 20005

Attention:	Eric Blue
Telephone:	202.827.3838
Facsimile:	202.217.3555
Email:	Eric.Blue@bridgewaynational.com

with a copy to:

Wildeboer Dellelce LLP

Suite 800, Wildeboer Dellelce Place

365 Bay Street

Toronto, Ontario

M5H 2V1

Attention:	Jeff Hergott
Telephone:	416.361.4783
Facsimile:	416.361.1790
Email:	jhergott@wildlaw.ca

(b) to the Company at:

Input Capital Corp.

300 - 1914 Hamilton Street

Regina, Saskatchewan

S4P 3N6

Attention:	Doug Emsley
Telephone:	306.347.1024
Facsimile:	306.352.4110
Email:	doug@inputcapital.com

with a copy to:

McKercher LLP

800 -1801 Hamilton Street

Regina, Saskatchewan

S4P 4B4

Attention:	Patricia Warsaba
Telephone:	306.565.6509
Facsimile:	306.565.6565
Email:	p.warsaba@mckercher.ca

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.3 Time of the Essence

Time is of the essence in this Agreement.

Section 8.4 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.5 Third Party Beneficiaries

(1)	Except for the rights of the Affected Securityholders to receive the applicable consideration following the Effective Time pursuant to the Plan of Arrangement and except as provided in Section 4.8 which, without limiting their terms, is intended as stipulations for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 8.5 as the “Indemnified Persons”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.8 of this Agreement, which are intended for the benefit of, and will be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, each Party, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.6 Waiver

(1)	No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.7 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the transactions contemplated by this Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.8 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provide that if such assignment and/or assumption takes place, the Purchaser and Bridgeway will continue to be liable jointly and severally with such affiliate, as the case may be, for all of its obligations hereunder.

Section 8.9 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 8.10 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.11 Expenses

(1)	The Parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

(2)	Except as disclosed in the Disclosure Letter, the Company represents and warrants to the Purchaser that no broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission from the Company in connection with this Agreement or the Arrangement.

Section 8.12 Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Saskatchewan courts situated in the City of Regina and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 8.14 No Liability

No director or officer of the Purchaser or Bridgeway will have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or Bridgeway. No director or officer of the Company will have any personal liability whatsoever to the Purchaser or Bridgeway under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

Section 8.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

102109637 SASKATCHEWAN LTD.

Per:
Authorized Signatory

BRIDGEWAY NATIONAL CORP.

Per:
Authorized Signatory

INPUT CAPITAL CORP.

Per:
Authorized Signatory

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 186.1

OF THE BUSINESS CORPORATIONS ACT

1. INTERPRETATION

Definitions

1.1 Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined will have the meanings specified in the Arrangement Agreement and the following terms will have the following meanings (and grammatical variations of such terms will have corresponding meanings):

“Affected Securityholders” means the Shareholders.

“Amalco” means the amalgamated company formed by the amalgamation of the Company and the Purchaser.

“Amalgamation” means the amalgamation to be effected pursuant to the Arrangement of the Company and the Purchaser under the laws of Saskatchewan.

“Arrangement” means the arrangement under Section 186.1 of the BCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of August 12, 2020 among the Purchaser, Bridgeway National Corp. and the Company (including the Schedules thereto) as it may be amended, restated, supplemented or novated from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting by the Affected Securityholders.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the BCA to be sent to the Director after the Final Order is made, which will include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday, a public holiday or a day when banks in Regina, Saskatchewan are not generally open for business.

“BCA” means The Business Corporations Act (Saskatchewan).

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 186.1(7) of the BCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Input Capital Corp.

“Consideration” means $1.75 in cash per Common Share.

“Court” means the Court of the Queen’s Bench, or other court as applicable.

“Depositary” means TSX Trust Company.

“Director” means the Director appointed pursuant to Section 279 of the BCA.

“Dissent Rights” has the meaning specified in Section 3.1 of this Plan of Arrangement.

“Dissenting Holder” means a registered holder of Common Shares who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered holder of Common Shares.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“DSU” means a deferred share unit issued under the DSU Plan.

“DSU Consideration” means $1.75 in cash per DSU.

“DSU Holder” means a holder of a DSU pursuant to the DSU Plan.

“DSU Plan” means the deferred share unit plan dated December 1, 2013.

“Effective Time” means 12:01 a.m. (Regina time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Information Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Affected Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“In-the-Money Option” means an Option, whether vested or unvested, that has an exercise price payable in respect of the Common Share underlying such Option that is less than the Consideration.

“In-the-Money Option Consideration” means, in respect of each In-the-Money Option, a cash amount equal to the amount by which the Consideration exceeds the exercise price payable under such In-the-Money Option by the holder thereof to acquire the Common Share underlying such Option.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“Meeting” means the special meeting of the Affected Securityholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Optionholders” means the holders of Options granted pursuant to the Stock Option Plan.

“Options” means the outstanding and unexercised options to purchase Common Shares granted pursuant to the Stock Option Plan on the Effective Date.

“Out-of-the-Money Option” means an Option, whether vested or unvested, that has an exercise price payable in respect of the Common Share underlying such Option that is greater than the Consideration.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement, and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 5.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means 102109637 Saskatchewan Ltd.

“Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Stock Option Plan” means the amended and restated share option plan of the Company.

“Tax Act” means the Income Tax Act (Canada).

Certain Rules of Interpretation

1.2 In this Plan of Arrangement, unless otherwise specified:

(a) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b) Currency. All references to dollars or to $ are references to Canadian dollars.

(c) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d) Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and (ii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e) Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(f) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

(g) Time References. References to time are to local time, Regina, Saskatchewan.

2. THE ARRANGEMENT

Arrangement Agreement

2.1 This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

Binding Effect

2.2 This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all registered and beneficial Shareholders and all registered and beneficial owners of Options, at and after, the Effective Time without any further act or formality required on the part of any Person.

Arrangement

2.3 At the Effective Time each of the following events will occur and will be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a) the Purchaser shall advance a loan to the Company having a principal amount equal to the aggregate In-the-Money Option Consideration (the “Advance Amount”) deliverable by the Company in respect of all In-the-Money Options, which advance shall be evidenced by an promissory note issued by the Company to the Purchaser, and amounts deposited by the Purchaser with the Depository in accordance with Section 4 shall be held by the Depositary on behalf of the Company in satisfaction of the Purchaser’s obligation to deliver the Advance Amount to the Company.

(b) Notwithstanding any contingent vesting provisions to which an Option might otherwise have been subject and without any further action on behalf of any Optionholder:

(i) each In-the-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred by the holder thereof to the Company in consideration for the In-the-Money Consideration in respect of such Option;

(ii) each Out-of-the-Money Option shall be transferred by the holder thereof to the Company for no consideration

(iii) all Options shall immediately be cancelled and all option agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(b) in the manner specified in Section 4; and

(iv) the Stock Option Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 2.3(b) and Section 4.

(c) Notwithstanding any contingent vesting provisions to which a DSU might otherwise have been subject and without any further action on behalf of any DSU Holder:

(i) the Company shall deliver to each DSU Holder that is outstanding immediately prior to the Effective Time (whether vested or unvested) a cash payment in an amount equal to the DSU Consideration for each such DSU held by such DSU Holder, which amount shall in each case be paid to the holder by the Company from cash on hand;

(ii) each such DSU shall immediately be cancelled and all agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(c); and

(iii) the DSU Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 2.3(c).

(d) each Common Share held by Dissenting Holders in respect of which Dissent Rights have been validly exercised will be, and be deemed to have been, assigned and transferred, without any further act or formality, by the Dissenting Holder thereof, to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined in accordance with Article 3, and:

(i) such Dissenting Holders will cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid the fair value for such Common Shares as set out in Section 3.1;

(ii) such Dissenting Holders’ names will be removed from the register of Common Shares maintained by or on behalf of the Company; and

(iii) the Purchaser will be, and be deemed to be, the transferee of such Common Shares (free and clear of all Liens) and will be entered in the register of Common Shares maintained by or on behalf of the Company;

(e) each Common Share outstanding immediately prior to the Effective Time, other than (i) a Common Share held by a Dissenting Holder who has validly exercised such holder’s Dissent Right, and (ii) a Common Share held by the Purchaser or any affiliate thereof, will be, and be deemed to have been, assigned and transferred, without any further act of formality, by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

(i) the holders of such Common Shares will cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

(ii) such holders’ names will be removed from the register of Common Shares maintained by or on behalf of the Company; and

(iii) the Purchaser will be, and be deemed to be, the transferee of such Common Shares (free and clear of all Liens) and will be entered in the register of the Common Shares maintained by or on behalf of the Company;

(f) At the Effective Time but immediately after the events described in Section 2.3(a), (b), and (c) have occurred, the following shall occur and be deemed to occur in the order specified in the following paragraphs without any further authorization, act or formality:

(i) the Company shall amalgamate with the Purchaser to form Amalco;

(ii) on the Amalgamation, all of the Common Shares shall be cancelled;

(iii) on the Amalgamation, all of the common shares in the capital of the Purchaser shall be converted, share for share, into common shares of Amalco;

(iv) Unless and until otherwise determined in the manner required by Law, or by Amalco, its directors or shareholders, the following provisions shall apply to Amalco:

(A) the name of Amalco shall be Input Capital Corp.;

(B) the registered office of Amalco shall be located in Regina in the Province of Saskatchewan. The address of the registered head office of Amalco shall be ●;

(C) there shall be no restrictions on the business Amalco may carry on or the powers it may exercise;

(D) Amalco shall be authorized to issue an unlimited number of Amalco common shares which shall have the rights, privileges, restrictions and conditions set out in Appendix I to this Plan of Arrangement;

(E) the number of directors of Amalco shall be such number not less than one and not more than ten as the shareholders of Amalco may from time to time determine by special resolution;

(F) the initial directors of Amalco shall be:

Name	Residence Address	Canadian Resident

Yes
Yes
Yes

and subsequent directors shall be elected at the next annual meeting of Amalco; and

(G)       the by-laws of Amalco shall be the by-laws of the Purchaser.

3. DISSENT RIGHTS

Dissent Rights

3.1 Registered Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 184 of the BCA, as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding subsection 184(5) of the BCA, the written objection to the Arrangement Resolution referred to in subsection 184(5) of the BCA must be received by the Company not later than 5:00 p.m. (Regina time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights will be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser (free and clear of all Liens), as provided in Section 2.3(a) and if they:

(a) ultimately are entitled to be paid fair value for such Common Shares: (i) will be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Common Shares which fair value notwithstanding anything to the contrary contained in Part I, Division XIV of the BCA, will be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Common Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares.

Recognition of Dissenting Holders

3.2	(a) In no circumstances will the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case will the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a), and the names of such Dissenting Holders will be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(a) occurs. In addition to any other restrictions under Section 184 of the BCA, none of the following will be entitled to exercise Dissent Rights: (i) holders of Options; and (ii) holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

4. CERTIFICATES AND PAYMENTS

Payment of Consideration

4.1	(a) Prior to the filing of the Articles of Arrangement the Purchaser will deposit or arrange to be deposited, for the benefit of Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Common Share for this purpose, net of applicable withholdings for the benefit of the holders of Common Shares. The cash deposited with the Depositary by or on behalf of the Purchaser will be held in an interest-bearing account, and any interest earned on such funds will be for the account of the Purchaser.

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of Common Shares represented by such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered will forthwith be cancelled.

(c) Not less than one Business Bay prior to the Effective Time, in accordance with the Arrangement Agreement, the Purchaser shall (and Bridgeway shall ensure that the Purchaser shall) deposit, or shall cause to be deposited the Advance Amount with the Depositary for the exclusive purpose of making the cash payments to former holders of Options in accordance with this Section 4.1(c). The cash shall be held in a separate interest-bearing account and any interest earned on such funds prior to one minute after the Effective Time shall be for the account of the Purchaser and thereafter for the account of the Company. On or as soon as practicable after the Effective Date, the Depositary shall deliver, on behalf of the Company, to each person who immediately before the Effective Time was a holder of In-the-Money Options, as reflected on the register or accounts maintained by or on behalf of the Company in respect of Options as provided to the Depositary and who is entitled to a payment hereunder pursuant to Section 2.3(b), a cheque (or other form of immediately available funds) representing the cash payment, if any, which such Optionholder is entitled to receive pursuant to Section 2.3(b), as the case may be, less any amounts required to be withheld pursuant to Section 4.3.

(d) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares will be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled will be deemed to have been surrendered to the Purchaser or the Company, as applicable, and will be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e) The Company and the Purchaser will cause the Depositary, as soon as a former holder of Common Shares becomes entitled to a net cash payment in accordance with Sections 4.1(b), as applicable, to:

(i) forward or cause to be forwarded by first class mail (postage paid) to such former holder of Common Shares at the address specified by such former holder;

(ii) if requested by such former holder of Common Shares, make available at the offices of the Depositary for pick-up by such former holder; or

(iii) if such former holder of Common Shares neither specifies an address as described in Section 4.1(e)(i) nor provides a request as described in Section 4.1(e)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately prior to the Effective Time;

a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.

(f) Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time will cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares or the Options pursuant to this Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(g) No holder of Common Shares, Options or DSUs will be entitled to receive any consideration with respect to such Common Shares, Options or DSUs other than the cash payment(s), to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Lost Certificates

4.2 In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay to such holder, in exchange for such lost, stolen or destroyed certificate, the cash which such holder has the right to receive under the Arrangement for such Common Shares, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered will, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Company, the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

4.3 The Purchaser, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Affected Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe after considering the advice of counsel to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement, provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law, be treated for all purposes under this Agreement as having been paid to the Affected Securityholders in respect of which such deduction, withholding and remittance was made.

No Liens

4.4 Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

Paramountcy

4.5 From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Common Shares and Options issued or outstanding prior to the Effective Time, (b) the rights and obligations of each of the holders of Common Shares and Options, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares or Options will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

5. AMENDMENTS

Amendments to Plan of Arrangement

5.1	(a) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement in accordance with Arrangement Agreement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Shareholders and each holder of Options if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement made in accordance with the Arrangement Agreement may be proposed by the Company at any time prior to the Meeting (provided that the Purchaser will have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Affected Securityholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

6. FURTHER ASSURANCES

Further Assurances

6.1 Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX I

The rights, privileges, restrictions and conditions attaching to the Common Shares of Amalco are as follows:

(1) Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of other classes or series of shares are entitled to attend, and at all such meetings shall be entitled to one vote in respect of each Common Share held by such holder.

(2) The holders of Common Shares shall be entitled to receive dividends if and when declared by the directors.

(3) In the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to receive the remaining property or assets of the Company.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 186.1 of The Business Corporations Act (the “BCA”) involving Input Capital Corp. (the “Company”), pursuant to the arrangement agreement (the “Arrangement Agreement”) among the Company, Bridgeway National Corp. and 102109637 Saskatchewan Corp., dated August 12, 2020, all as more particularly described and set forth in the management information circular of the Company dated ● (the “Circular”), accompanying the notice of this meeting (as the Arrangement may be amended, restated, supplemented or novated from time to time in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it has been or may be amended, restated, supplemented or novated in accordance with the Arrangement Agreement and its terms, involving the Company (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications or amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Affected Securityholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of the Queen’s Bench (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Affected Securityholders: (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the BCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)	Corporate Existence and Power. The Company is a corporation duly incorporated, amalgamated, continued and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power and authority to own and operate its assets and properties as now owned and to carry on its business as now conducted. The Company is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Corporate Records. The corporate minute books of the Company made available to the Purchaser and its counsel in the electronic dataroom (the “Dataroom”) on or prior to August 12, 2020 in connection with their due diligence investigations of the Company are complete minute books, reflecting all proceedings of the directors, the committees of directors and the securityholders thereof. All corporate proceedings and actions reflected in the corporate minute books have been taken in compliance in all material respects with applicable Laws and the articles of incorporation, amalgamation, continuation or formation, by-laws and other charter documents of the Company.

(c)	Corporate Authorization. The Company has all requisite power and authority, and has taken all corporate action necessary, for the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the Company Circular and the approval by the Affected Securityholders in the manner required by the Interim Order and applicable Laws and approval by the Court. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)	Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement and by the Plan of Arrangement do not require any consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the BCA; and (iv) compliance with any applicable Securities Laws, stock exchange rules and policies.

(e)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement and by the Plan of Arrangement do not and shall not: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles or by-laws of the Company; (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (d) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or any license, approval, consent or authorization issued by a Governmental Entity held by the Company; (iii) except as disclosed Section (e) of the Disclosure Letter, require any notice or consent or other action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under, create any liability of obligation of the Company, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon the Company or affecting any of its assets; or (iv) result in the creation or imposition of any Lien on the Company’s asset, with such exceptions, in the case of each of clauses (ii) through (iv), as do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)	Capitalization.

	(i)	The authorized share capital of the Company consists of an unlimited number of Common Shares. As of August 12, 2020, there were 53,528,467 Common Shares issued and outstanding. As of August 12, 2020, an aggregate of 3,419,100 Common Shares were issuable upon the exercise of all outstanding Options (whether vested or not vested) and an aggregate of 1,082,592 DSUs were granted (whether vested or not vested) under the DSU Plan. Except for the Options and the DSUs set out in Section (f)(i) of the Disclosure Letter, there are no options, warrants, conversion privileges, equity-based awards, or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any Common Shares or other securities of the Company or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of (such as phantom equity securities or share appreciation rights), any shares or other securities of the Company (including Common Shares). There are no outstanding notes, bonds, debentures or other evidences of indebtedness of the Company having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such Common Shares have been issued in violation of any pre-emptive or similar rights), and all Common Shares issuable upon the exercise of rights under the Options in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. All outstanding Common Shares have been issued in compliance with all applicable Laws.

(ii)	Section (f)(i) of the Disclosure Letter sets forth, with respect to each Option outstanding as of August 12, 2020: (A) the number of Common Shares issuable therefor; (B) the purchase price payable therefor upon the exercise of each such Option; (C) the date on which such Option was granted; (D) the name of the registered holder and whether such Option or is held by a person who is not a Company Employee;; and (E) the date on which such Option expires. All grants of Options were validly issued and properly approved by the Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws, the Stock Option Plan and recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices with respect to such grants.

(iii)	Section (f)(i) of the Disclosure Letter sets forth, with respect to each DSU outstanding as of August 12, 2020: (A) the total number of DSUs; and (B) the aggregate compensation payable to each holder of DSUs in connection with the completion of the Arrangement. .

(iv) All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(v)	No Shareholder is entitled to any pre-emptive or other similar right granted by the Company. There are no outstanding contractual or other obligations of the Company to repurchase, redeem or otherwise acquire any outstanding Common Shares or, to the knowledge of the Company, with respect to the voting or disposition of any outstanding securities of the Company.

(g)	Shareholders’ and Similar Agreements. The Company is not a party to, nor to its knowledge is any other party a party to, any shareholders’ agreement, pooling agreement, voting trust or other similar agreement with respect to the ownership or voting of any of the securities of the Company or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company. The Company does not maintain any shareholder rights plan and does not intend to adopt any shareholder rights plan.

(h)	Subsidiaries. The Company has no subsidiaries and the Company does not own, beneficially or of record, any equity interest of any kind in any other Person.

(i)	Securities Laws Matters.

	(i)	The Company is a “reporting issuer” under the securities Laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, is not included on any list of reporting issuers in default maintained by the Securities Authorities, and is not in default of any requirements of any Securities Laws. The Company has not taken any action to cease to be a reporting issuer in any such province nor has the Company received notification from any applicable Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company is in effect and to the knowledge of the Company, no inquiry or investigation (formal or informal) by any Securities Authority, is pending, in effect or ongoing or threatened or expected to be implemented or undertaken.

(ii)	The documents comprising the Company Filings comply as filed or furnished, or shall comply when filed or furnished, in all material respects with the requirements of applicable Securities Laws, did not at the time filed with or furnished to, and shall not at any time filed with or furnished to, the Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws and has been in compliance with such obligations since January 1, 2018. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the Securities Authorities with respect to any of the Company Filings. To the Company’s knowledge, as of the date hereof, none of the Company Filings is the subject of an ongoing review by the Securities Authorities, outstanding comment by the Securities Authorities or outstanding investigation by the Securities Authorities.

(j)	Disclosure Controls and Procedures. The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the Company Filings is accumulated and communicated to the management of the Company, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(k)	Internal Control Over Financial Reporting. The Company maintains a system of internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and are being made only in accordance with authorizations of management and directors of the Company; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. To the knowledge of the Company: (A) there are no material deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Purchaser to record, process, summarize and report financial information; and (B) there is no fraud, whether or not material, that involves management or other employees who have a role in the internal control over financial reporting of the Company. Since January 1, 2011, the Company has received no (x) complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(l)	Auditor Termination. Except as disclosed in the Company Filings, the Company has not terminated the engagement of its auditor or other accounting advisors and has not refused to accept the recommendations of its auditor or other accounting advisors.

(m)	Financial Statements.

(i)	The audited consolidated financial statements and the unaudited interim financial statements of the Company (including, in each case, any notes and schedules thereto and the auditors’ report thereon) included in the Company Filings: (1) complied as to form in all material respects with applicable accounting requirements in Canada and with the published rules and regulations of applicable Governmental Entities and the Securities Authorities with respect thereto as of their respective dates; and (2) were prepared in accordance with IFRS, applied on a consistent basis as in effect on the date of such financial statements, and fairly present in all material respects, the consolidated financial position of the Company as of the dates thereof and their consolidated statements of earnings, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements).

(ii)	The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (m).

(iii)	Except as disclosed in the Company Filings, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other persons that would have a Material Adverse Effect or that the Company was required to disclose that is not disclosed.

(iv)	The Company’s auditors are independent public accountants as required under Securities Laws and there has not been any disagreement or reportable event (within the meaning of NI 51-102) since January 1, 2018 with the auditors of the Company.

(v)	The financial books, records and accounts of the Company in all material respects: (i) have been maintained in accordance with IFRS on a basis consistent with prior periods; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of the Company; and (iii) accurately and fairly reflect the basis for the Company’s financial statements.

(n)	Financial Information. All forecasts, budgets and projections made available to the Purchaser Group in the Dataroom on or prior to August 12, 2020 in connection with the transactions contemplated by this Agreement were prepared in good faith, disclosed all relevant material assumptions and the most recent versions of all such forecasts, budgets and projections provided by the Company are, in the opinion of the Company, reasonable estimates of the prospects of the business.

(o)	Absence of Certain Changes. Since September 30, 2019, other than in respect of the transactions contemplated in this Agreement or disclosed in the Company Filings: (i) the business of the Company and its subsidiaries has been conducted only in the ordinary course of business consistent with past practices; and (ii) there has not been a Material Adverse Effect.

(p)	No Undisclosed Liabilities. Other than as set forth in Section (p) of the Disclosure Letter, there are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in the Company Filings; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2019; and (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby.

(q)	Compliance with Laws. The Company has complied in all material respects with, and are in compliance in all material respects with, all Laws applicable to the operation of its operations or activities. To the knowledge of the Company, the Company is not under investigation with respect to or has been threatened to be charged with or been given notice of any violation of any applicable Law or any investigations related to or violations of applicable Law.

(r)	Regulatory Compliance.

	(i)	The Company has obtained and is in compliance with all material licences, permits, approvals, certificates, consents, orders, grants, procedures and standards and other authorizations of or from any Governmental Entity that is applicable to it or is necessary to conduct its business as it is now being conducted (collectively, “Permits”). All of the Permits are in full force and effect. There has not occurred within the last two years any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit and, to the knowledge of the Company, no application or proceeding is pending or threatened with respect to any of the foregoing and no Governmental Entity has provided the Company with notice of any of the foregoing, except for any such violation, default or event as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)	The Company has not been convicted of any crime or engaged in any conduct which could result in material debarment or disqualification by any Governmental Entity and, to the knowledge of the Company, there are no Proceedings pending or threatened that would reasonably be expected to result in criminal liability or material debarment or disqualification by any Governmental Entity.

(s)	Litigation. Except as disclosed in Section (s) of the Disclosure Letter, there is no Proceeding pending against or to the knowledge of the Company threatened against or affecting the Company, or the Company Assets. Except as disclosed in Section (s) of the Disclosure Letter, none of the Proceedings set forth therein, if adversely determined, would, individually or in the aggregate: (i) have or reasonably be expected to have a Material Adverse Effect; (ii) prevent, hinder or delay the consummation of the Arrangement; (iii) materially effect the Purchaser’s ability to own or operate the business of the Company if the Arrangement is consummated; or (iv) result in the revocation, cancellation or suspension of any of the Company’s Permits. Neither the Company nor the Company Assets is subject to any outstanding judgment, order, writ, injunction or decree which would have a Material Adverse Effect or to prevent, hinder or delay the consummation of the Arrangement.

(t)	Taxes.

	(i)	All Returns required by applicable Laws to be filed with or provided to any Taxing Authority by, or on behalf of, the Company have been filed when due in accordance with all applicable Laws, and all such Returns were true and complete in all material respects. The Company has timely paid, collected, withheld or remitted all Taxes due and payable by the Company including all instalments on account of Taxes for the current year that are due and payable by the Company whether or not assessed (or reassessed) by the appropriate Taxing Authority. The Company has established in accordance with IFRS an adequate accrual for all Taxes which are not yet due and payable through the end of the last period for which the Company ordinarily record items on its books. No deficiencies for any Taxes have been assessed or asserted against the Company. There are no liens for Taxes upon any of the Company Assets.

(ii)	The Company has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Taxing Authority all Taxes and amounts it is required by applicable Law to so deduct or collect and remit.

(iii)	There is no dispute or claim, including any audit, investigation or examination by any Taxing Authority, actual, pending or, to the knowledge of the Company, threatened against the Company with respect to Taxes.

(iv)	The Company has not consented to extend the time, or is the beneficiary of any extension of time, in which any Return is to be filed or Tax is to be paid or remitted or in which any Tax may be assessed or collected by any Taxing Authority.

(v)	No claim has ever been made by any Taxing Authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to Taxes or is required to file Returns in that jurisdiction.

(vi)	The Company has not acquired property or services from, or disposed of property or provided services to, any person with whom it does not deal at arm’s length for an amount that is other than the fair market value of such property or services.

(vii)	For all transactions between the Company and any person who is not resident in Canada for purposes of the Tax Act with whom the Company was not dealing at arm’s length for purposes of the Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(viii)	To the knowledge of the Company, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company being subject to the application of section 159 or 160 of the Tax Act or comparable provisions of any other legislation or otherwise cause the Company to be liable for Taxes of any other person.

(ix)	None of sections 80 to 80.04 of the Tax Act has applied to any of the Company, and, to the knowledge of the Company, there are no circumstances existing which could reasonably be expected to result in the application of sections 78 to 80.04 of the Tax Act to the Company.

(x)	The Company has not entered into any closing agreement or similar written or otherwise binding arrangement with any Taxing Authority or other Governmental Entity with regard to the Tax liability of the Company affecting any Tax period for which the applicable statute of limitations, after giving effect to any extension or waiver thereof, has not expired.

(xi)	No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

(xii)	The Company is not a party to any Tax allocation or Tax sharing agreement or similar arrangement.

(u)	Company Plans.

	(i)	Section (u)(i) of the Disclosure Letter sets out a true and complete and accurate list of all the Company Plans. A true and complete copy of each Company Plan has been made available to the Purchaser Group in the Dataroom on or prior to August 12, 2020.

	(ii)	All of the Company Plans are and have been established, administered, registered, funded, invested and qualified, in all material respects, in accordance with all applicable Laws and in accordance with their terms, the terms of the material documents that support such Company Plans and the terms of agreements between the Company or and the Company Employees and former Company Employees who are members of, or beneficiaries under, the Company Plans.

	(iii)	All current obligations of the Company regarding the Company Plans have been satisfied in all material respects. All payments, contributions, premiums or taxes required to be made or paid by the Company or its subsidiaries, as applicable, under the terms of each Company Plan or by applicable Laws in respect of the Company Plans have been made or paid in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable Company Plan. As of the date hereof, no currently outstanding notice of non-compliance, failure to be in good standing or otherwise has been received by the Company or any of its subsidiaries from any applicable Governmental Entity in respect of any Company Plan.

(iv)	Except as set forth in Section (u)(iv) of the Disclosure Letter, no Company Plan exists that, as a result of the execution of this Agreement, Shareholder approval of the Arrangement or the transactions contemplated by this Agreement, could result in: (A) severance pay or any material increase in severance pay upon any termination of employment after the date of this Agreement; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans; or (C) limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans.

(v)	The Company has no formal plan and has made no promise or commitment, whether legally binding or not, to create any additional Company Plan to improve or change the benefits provided under any Company Plan.

(vi)	All Employee data necessary to administer each Company Plan is in the possession of the Company, or agents and is in a form which is sufficient for the proper administration of the Company Plans in accordance with the terms thereof and all Laws and such data is complete and correct.

(v)	Collective Agreements.

	(i)	The Company is not subject to any collective bargaining agreements or union agreements. To the knowledge of the Company, there are no outstanding material labour tribunal proceedings of any kind or other event of any nature whatsoever, including any Proceedings which could result in certification of a trade union as bargaining agent for any Company Employees. To the knowledge of the Company, there are no apparent union organizing activities involving Company Employees.

	(ii)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Company declared a related employer or successor employer pursuant to applicable labour Law. The Company has not engaged in any unfair labour practices and no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Company that would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(w)	Employees.

	(i)	Section (w)(i) of the Disclosure Letter sets out a complete and accurate list of Company Employees with an annual aggregate compensation in excess of $100,000, as well as a list of all former Company Employees to whom the Company or any of its subsidiaries has obligations in excess of $100,000, indicating the nature and the value of such obligations.

	(ii)	Section (w)(ii) of the Disclosure Letter sets out a complete and accurate list of the top 5 compensated Company Employees engaged by the Company during the current fiscal year of the Company. No such employee has indicated to the Company that he or she intends to resign, retire or terminate his or her engagement with the Company as a result of the transactions contemplated by this Agreement or otherwise.

(iii)	As of the date hereof, the Company is not a party to any Proceeding under any applicable Law relating to Company Employees or former Company Employees nor, to the Company’s knowledge, is there any factual or legal basis on which any such Proceeding might be commenced.

(iv)	All written contracts in relation to any current Company Employee who is an officer of the Company have been made available to the Purchaser Group in the Dataroom on or prior to August 12, 2020. Other than as set out in Section (w)(iv) of the Disclosure Letter, no written contract in relation to any Company Employee listed in clause (i) above contains any specific provision in relation to any employee’s termination (including change of control provisions) the application of which shall be triggered by the transactions contemplated by this Agreement.

(v)	The Company is operating in material compliance with all occupational health and safety Laws in connection with their businesses. To the knowledge of the Company, there are no pending or threatened charges against the Company under occupational health and safety Laws. The Company has complied in all material respects with any orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs of any Governmental Entity issued under occupational health and safety Laws.

(x)	Environmental Matters. No written notice, claim, order, complaint or penalty has been received by the Company alleging that the Company is in violation of, or has any liability or potential liability under, any Environmental Law and, there are no Proceedings pending or to the Company’s knowledge threatened against the Company or any of its subsidiaries alleging a violation of, or any liability or potential liability under, any Environmental Law and the Company is not aware of any facts or circumstances that would give rise to any such notice, claim, order, complaint, penalty, or Proceedings. The operations of the Company are and have been in compliance with all required or applicable Environmental Laws.

(y)	Real and Leased Property.

(i)	Other than as set out in Section (y)(i) of the Disclosure Letter, the Company does not own any real or immovable property as of the date hereof.

(ii)	Each lease, sublease, license or occupancy agreement for real or immovable property leased, subleased, licensed or occupied by the Company as of the date hereof (the “Leased Real Property”) is valid, legally binding, enforceable in accordance with its terms and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been disclosed in writing to the Purchaser Group, and the Company is not in breach of or default under such lease, sublease, license or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or permit termination, modification or acceleration by any third party thereunder.

(iii)	No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof.

(iv)	The current uses of the Leased Real Property comply with the provisions of applicable leases, subleases, licenses or occupancy agreements and applicable Law.

(v)	None of the leases, subleases, licenses or occupancy agreements has been assigned by the Company in favour of any person or sublet or sublicensed. To the knowledge of the Company, no counterparty to any foregoing lease, sublease, license or occupancy agreement is in material default thereunder. There are no material Liens on the leasehold, subleasehold or occupancy rights of the Company to any Leased Real Property.

(z)	Personal Property

	(i)	Other than as set out in Section z(i) of the Disclosure Letter, the Company has good title to all material personal property of any kind or nature which the Company purports to own, free and clear of all Liens. The Company, as lessee, has the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company as now used, possessed and controlled by the Company.

(ii) All machinery, equipment and other tangible assets currently being used by the Company which are owned or leased by the Company and material to the business of the Company are in good operating condition, maintenance and repair, ordinary wear and tear excepted, are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

(aa)	Intellectual Property.

	(i)	“Intellectual Property” means, in any and all jurisdictions throughout the world, all rights, priorities and privileges relating to: (i) inventions and discoveries, patents, invention disclosures, industrial designs and mask works, technology; processes, and all divisions, continuations and continuations-in-part thereof; (ii) trademarks, service marks, logos, domain names, uniform resource locators, trade dress, trade names and other identifiers of source or goodwill, including all the goodwill symbolized thereby or associated therewith, and all common-law rights related thereto; (iii) works of authorship (including computer programs, models and methodologies, program interfaces, Internet and intranet websites, databases and compilations, including data and collections of data), and all copyrights, moral rights, design rights and database rights therein and thereto, whether registered or unregistered and whether published or unpublished; (iv) confidential and proprietary information, including trade secrets, know-how and invention rights; (v) registrations, applications, renewals, extensions and license rights for any of the foregoing in (i) to (iv); and (vi) any and all other proprietary rights.

(ii)	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Company owns or possess, or has a licence to or otherwise have the right to use, all Intellectual Property that is material and necessary for the conduct of its business as presently conducted (collectively, the “Intellectual Property Rights”); (ii) to the knowledge of the Company, all such Intellectual Property Rights that are owned by the Company are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction, and does not infringe in any material way upon the rights of others; and (iii) to the knowledge of the Company, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Company or its Subsidiaries.

(bb)	Privacy. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

	(i)	the Company has complied with the Personal Information Protection and Electronic Documents Act (Canada) and any other Law governing the collection, use, disclosure and protection of personal (“Privacy Laws”);

	(ii)	there have not been, to the knowledge of the Company, any:

(A)	losses or thefts of, or security breaches relating to, personal information in the possession, custody or control of the Company;

(B)	unauthorized access or unauthorized use of any personal information in the possession, custody or control of the Company; and

(C)	improper disclosure of any personal information in the possession, custody or control of the Company or any Person acting on its behalf; and

(iii)	to the knowledge of the Company, the Company is not under investigation for any violation of applicable Privacy Laws.

(cc)	Indebtedness. No outstanding indebtedness of the Company to any third party has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Company, and no event has occurred or is, to the knowledge of the Company, impending which, with the lapse of time or the fulfillment of any condition or the giving of notice or the compliance with any other formality may result in any such indebtedness becoming so repayable before its stated maturity date or any such security becoming enforceable and, so far as the Company is aware, no person to whom any indebtedness of the Company is owed which is repayable on demand has demanded or threatened to demand repayment of, or to take any steps to enforce any security for the same, in each case which would have or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(dd)	Solvency. The Company is Solvent. As used herein, the term “Solvent” means, with respect to an entity, on a particular date, that on such date: (i) the realizable value of the assets of such entity is greater than or equal to the total amount of liabilities (including contingent liabilities) of such entity; and (ii) the entity is able to pay its liabilities (including contingent obligations) as they become due. No winding up or liquidation proceedings have been commenced against the Company and no proceedings have been started or, to the knowledge of the Company, threatened for the purpose of, and no judgment has been rendered, declaring the Company or any of its subsidiaries bankrupt or in any insolvency proceeding, or for any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, trustee, administrator or similar officer of any of the Company, or any of its properties, revenues or assets.

(ee)	Absence of Defaults. The Company is not, or with the giving of notice or lapse of time or both would be, (A) in violation of any provision of any applicable Laws (B) its charter documents, by-laws, business license, business permit or other constitutional documents, or (C) any judgment, order, writ or decree of any Governmental Entity; except, in the case of clause (A) and (C) above, for such violations or defaults that would not result in a Material Adverse Effect.

(ff)	Insurance.

(i)	The Company is, and has been continuously since January 1, 2017, insured by reputable and financially responsible third party insurers in respect of the operations and assets of the Company with policies issued, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time. The third party insurance policies of the Company are in full force and effect in accordance with their terms and the Company are not in material default under the terms of any such policy. As of the date hereof, the Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such policies.

(ii)	The Company has made available to the Purchaser Group in the Dataroom on or prior to August 12, 2020 a complete and accurate claims history for the Company during the past two years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending. The Company has made available to the Purchaser in the Dataroom on or prior to August 12, 2020 true and complete copies of all such policies, bonds or binders in effect on the date hereof (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder).

(iii)	There is no material claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All material Proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(gg)	Related Party Transactions. The Company is not indebted to any Company Employee or any of its affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as set forth in Section (hh) of the Disclosure Letter, no Company Employee or any of its affiliates or associates is a party to any material loan, contract, arrangement or understanding or other transactions with the Company required to be disclosed pursuant to applicable Securities Laws.

(hh)	Board Approval.

(i)	The Board has unanimously: (i) determined that the Consideration to be received by Affected Securityholders pursuant to the Arrangement and this Agreement is fair to such Affected Securityholders and that the Arrangement is in the best interests of the Company and the Affected Securityholders; (ii) resolved to unanimously recommend that the Affected Securityholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(ii)	Each of the directors and officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and the Company will make a statement to that effect in the Company Circular.

(ii)	Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon the Company that has (including following the transactions contemplated by this Agreement) or could have the effect of prohibiting, restricting or impairing in any material respect the type of business which may be conducted by the Company, the geographic area in which all or a material portion of the Company s may be conducted or any business practices of the Company.

(jj)	Finders’ Fees. Except as disclosed in Section (kk) of the Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the transactions contemplated by this Agreement.

(kk)	Part IX, Competition Act. The Company, together with its affiliates (as such term is defined under the Competition Act), does not have assets in Canada, or gross revenues from sales in, from or into Canada, that exceed $428 million for the purposes of Part IX of the Competition Act and the Notifiable Transactions Regulations.

(ll)	United States Securities Laws.

(i) The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act).

(ii) The Company does not have any class of securities registered under the 1934 Act.

(mm)	Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of applicable laws, the money laundering statutes of all jurisdictions in which the Company does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(nn)	Full Disclosure. No representation or warranty by the Company no statement contained in this Agreement and no information provided to the Purchaser in relation to its due diligence investigations and requests, including the information contained in the Disclosure Letter contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statement contained therein, in light of the circumstances in which it was made, not misleading.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER GROUP

(1)	Organization and Qualification. Each of the Purchaser and Bridgeway is an entity existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)	Corporate Authorization. Each of the Purchaser and Bridgeway has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by each of the Purchaser and Bridgeway of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of the Purchaser and Bridgeway, no other corporate proceedings on the part of either the Purchaser or Bridgeway is necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and Bridgeway and constitutes a legal, valid and binding agreement of it enforceable against each in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by each of the Purchaser and Bridgeway of its obligations under this Agreement and the consummation by the Purchaser and Bridgeway and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the BCA; and (iv) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Purchaser and Bridgeway to consummate the Arrangement and the transactions contemplated hereby.

(5)	Non-Contravention. The execution, delivery and performance by each of the Purchaser and Bridgeway of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser or Bridgeway, as applicable; or

(b) assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser or Bridgeway, as applicable, to consummate the Arrangement and the transactions contemplated hereby.

(6)	Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser Group threatened, against or relating to the Purchaser Group before any Governmental Entity nor is the Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(7)	Funds Available. The Purchaser Group has delivered to the Company a true, correct and complete copy of the executed Commitment Letters. The Commitment Letters contains all of the conditions precedent to the obligations of the funding party thereto to make the Equity Financing and the Debt Financing available in accordance with the terms set out therein. As of the date of this Agreement, there are no other agreements, side letters or arrangements that would permit the funding party to the Commitment Letters to reduce the amount of the Equity Financing or the Debt Financing or that would otherwise affect the availability of either. As of the date of this Agreement, the Commitment Letters have not been amended, restated, modified, withdrawn or terminated. The Commitment Letters are in full force and effect as of the date of this Agreement and constitutes a legal, valid and binding obligation of the Purchaser Group (or their affiliates) and, to the knowledge of the Purchaser Group, the other parties thereto, in each case, subject only to any limitation under bankruptcy, insolvency or other applicable Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. The Purchaser will have at the Effective Time, sufficient funds available to satisfy the aggregate Consideration payable by the Purchaser to the Shareholders and Optionholders pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement, and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement.

(8)	No Material Change. As at the date of this Agreement, the Purchaser Group is not aware of any current circumstances or occurrence which has had or would reasonably expected to have a Material Adverse Effect.

(9)	Warranties of the Company. As at the date of this Agreement, the Purchaser Group is not aware of any representation or warranty of the Company in this Agreement being untrue or inaccurate in any respect.

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